09/17/2002 16:25 FAX 306 569 4400 SWP-COMM. ☑001

02 SEP 18 AM 10:49

Saskatchewan Wheat Pool
Investor Relations
4th Floor
2625 Victoria Avenue
Regina, Sask.
S4T 7T9
(306) 569-4859

facsimile transmittal

020761 78

To:	Mr. Paul Dudek Securities and Exchange Commission	Fax:	(202) 942-9624
From	Colleen Vancha, Director IR and Communications Saskatchewan Wheat Pool 306-569-4782	Date:	09/17/02
Re:	Exemption No: 82-5037	Pages:	4

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SUPPL

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

dlw 9/19

CONFIDENTIAL

Exemption #: 82-5037

September 17, 2002

Attn: Paul Dudek
Securities and Exchange Commission
450 5th Street N. W.
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-942-9624

Saskatchewan Wheat Pool
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is a copy of a news release dated September 17, 2002, regarding the Pool's continued efficiency efforts. This was filed with the Toronto Stock Exchange and provincial securities commissions.

Yours very truly,

Debbie Vargo

For: Colleen Vancha, Director
Investor Relations and Communications

Copy to: Susan Engel, General Counsel and Corporate Secretary
Michael McCord, Executive Vice President, Finance & Chief Financial Officer

Attachment

TSE Sept 17/02

Saskatchewan Wheat Pool

SEC Exemption #: 82-5037

For Immediate Release
Date Sept. 17, 2002
Regina, Saskatchewan
Listed: TSX
Symbol: SWP.B

POOL CONTINUES EFFICIENCY EFFORTS

As an extension of its previous elevator consolidation program and in a further effort to reduce costs and improve efficiency, Saskatchewan Wheat Pool is restructuring its head office and adjusting its grain handling and agri-products service network.

The restructuring will result in the reduction of approximately 200 positions, 40 per cent of which are from the company's head office in Regina. Approximately 15 per cent of the positions being eliminated are management. The reductions will be phased in over the coming year. All employees affected will be provided with severance and transition support.

"With a more efficient country network, we have identified associated head office productivity improvements that will reduce our overhead costs while maintaining our commitment to customer service," Pool CEO Mayo Schmidt said. "As I've said before, our goal is to become the lowest-cost service provider for prairie producers and end-use customers."

The savings in fiscal 2003 are expected to be approximately $5 million, with future annual savings rising to $12 million. In total, the Pool will have reduced its core operating costs by more than $70 million since Schmidt arrived in January 2000, while increasing its market share and its ability to move a higher volume of grain. The company will record a provision of approximately $31 million, which includes $13 million in severance costs. The after-tax affect will be approximately $0.56 per share in fiscal 2002.

Schmidt says the drought has increased pressure on everyone in the industry to cut costs and reduce overcapacity in the system. The Pool will accelerate the closure of seven older wooden elevators and 20 agri-products offices. At the same time, the company will make temporary service adjustments in drought-stricken regions of the Prairies. These adjustments will be phased in over the fall and winter months to ensure customers' needs are met during harvest. Two elevators that were temporarily closed last year will re-open in light of renewed service needs. The Pool will continue to operate in more than 100 locations throughout Western Canada.

Investor Relations and Communications 2625 Victoria Ave. Regina SK S4T 7T9 Tel:(306) 569-4525 Fax:(306) 569-4400 www.swp.com

SEC Exemption #: 82-5037

Saskatchewan Wheat Pool is a publicly traded agribusiness headquartered in Regina, Saskatchewan. Anchored by a prairie-wide grain handling and agri-products marketing network, the Pool channels prairie production to end-use markets in North America and around the world. These operations are complemented by value-added businesses and strategic alliances, which allow the Pool to leverage its pivotal position between prairie farmers and destination customers. The Pool's Class B shares are listed on the Toronto Stock Exchange under the symbol SWP.B.

This release contains forward looking statements that involve certain risks and uncertainties which could cause actual results to differ materially from future results expressed or implied by such statements. Important factors that could affect these statements include, without limitation, producer's decisions regarding total planted acreage, crop selection, and utilization levels of farm inputs such as fertilizers and pesticides; weather conditions; Canadian grain export levels; changes in government policy and transportation deregulation; world agricultural commodity prices and markets; changes in competitive forces including pricing pressures; and global political and economic conditions, including grain subsidy actions of the United States and European Union.

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Media inquiries:

Dawn Blaus
306-569-4291
Investor Relations and Communications
Saskatchewan Wheat Pool

Investor inquiries:

Colleen Vancha
306-569-4782
Investor Relations and Communications
Saskatchewan Wheat Pool